

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 22, 2006

<u>Via Facsimile (415) 984-8701 and U.S. Mail</u>

Michael J. Kennedy, Esq.
O'Melveny & Myers LLP
275 Battery Street
San Francisco, CA 9411

> **Re: Cotherix, Inc.**
> **Schedule 14D-9 filed December 8, 2006**
> **File No. 5-80298**

Dear Mr. Kennedy:

We have reviewed the above-referenced filing and have the following comments. We may have comments on other filings. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us what consideration has been given to summarizing the CIBC opinion and attaching any written analyses or presentation materials used in issuing their oral opinion to the board.

Reasons for the Recommendation, page 8

2. Please clarify in the paragraph following the bulleted list that you have disclosed all *material reasons* instead of "a number of factors" for the board's recommendation. In that regard, we also note your statement that "the foregoing discussion of information and factors considered by the CoTherix Board is not intended to be exhaustive."

Where you can find more information, page 16

3. Revise your disclosure to reflect that our regional offices are no longer open to the public.

Closing Comments

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company are responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers
and Acquisitions